Exhibit 99.66

Volaris Reports May 2017 Traffic Results, Passenger Growth of 10%

MEXICO CITY--(BUSINESS WIRE)--June 7, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports May 2017 and year-to-date preliminary traffic results.

During May 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 17.0% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in May 2017 increased 14.0% year over year, reaching 1.3 billion. Volaris transported a total of 1.4 million passengers during the month, an increase of 9.9% year over year. Year-to-date, Volaris has transported over 6.7 million passengers, an increase of 15.7% year over year. Network load factor for May was 83.8%, a decrease of 2.2 percentage points year over year.

During May 2017, Volaris launched one international route (Mexico City, Mexico – San Antonio, Texas). Additionally, Volaris started to operate four international routes (Leon, Guanajuato - Ontario, California; Guatemala City, Guatemala – Mexico City, Mexico; Los Angeles, California – Queretaro, Queretaro and Midway, Chicago – Queretaro, Queretaro).

The following table summarizes Volaris traffic results for the month and year-to-date.

	May 2017	May 2016	Variance	Five months ended May 2017	Five months ended May 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	906	827	9.6%	4,418	3,897	13.4%
International	412	329	25.0%	2,027	1,623	24.9%
Total	1,318	1,156	14.0%	6,445	5,520	16.8%
ASMs (in millions, scheduled & charter)
Domestic	1,031	965	6.8%	5,152	4,595	12.1%
International	542	379	43.2%	2,562	1,912	34.1%
Total	1,573	1,344	17.0%	7,714	6,507	18.6%
Load Factor (in %, scheduled)
Domestic	87.9%	85.6%	2.3 pp	85.8%	84.8%	1.0 pp
International	76.0%	87.1%	(11.1) pp	79.1%	84.9%	(5.8) pp
Total	83.8%	86.0%	(2.2) pp	83.6%	84.8%	(1.2) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,077	1,007	6.9%	5,302	4,668	13.6%
International	282	229	23.1%	1,404	1,128	24.5%
Total	1,359	1,236	9.9%	6,706	5,796	15.7%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 165 and its fleet from four to 66 aircraft. Volaris offers more than 308 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net